Exhibit 99.1

E-HOUSE (CHINA) HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: EJ)

Notice Of Annual General Meeting
to be held on December 30, 2009
(or any adjourned or postponed meeting thereof)
NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of E-House (China) Holdings Limited (the “Company”) will be held at the main conference room on 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China on December 30, 2009 at 2 p.m. (local time), and at any adjourned or postponed meeting thereof, for the following purpose:
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“THAT:
the election and appointment of Gordon Jianjun Zang by the Board of Directors of the Company as a director of the Company, effective as of September 29, 2009, until a successor thereof is duly elected and qualified, be and hereby is approved and confirmed, and where necessary ratified, and each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”
A brief biography of Mr. Gordon Jianjun Zang is set forth on Exhibit A of this Notice. The Board of Directors of the Company has fixed the close of business on November 30, 2009 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.
Please refer to the accompanying Form of Proxy. Holders of record of the Company’s ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Ordinary Shares must act through JPMorgan Chase Bank N.A., the depositary bank for the Company’s ADS program.
Holders of record of the Ordinary Shares as of the close of business on the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying Form of Proxy to the Company’s office at 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China as promptly as possible. We must receive your Form of Proxy no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at www.ehousechina.com, or by writing to Michelle Yuan, E-House (China) Holdings Limited, 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China, or by email to liyuan@ehousechina.com.
By Order of the Board of Directors,
E-House (China) Holdings Limited
/s/ Xin Zhou
Xin Zhou
Executive Chairman
Shanghai, November 25, 2009

Exhibit A
Biography of Mr. Gordon Jianjun Zang
Mr. Gordon Janjun Zang has served as a director and the acting chief executive officer of the Company since September 2009. Prior to that, he had been a co-head of the Company’s primary real estate agency service since 2001. Mr. Zang served as a director of the Company from December 2004 to August 2007. He was the chairman and general manager of the predecessor of Shanghai Real Estate Brokerage Co., Ltd. in 2000. Mr. Zang served as a director and general manager of Shanghai Yidu Real Estate Sales & Planning Co., Ltd. from 1998 to 2000, and as an operating director of Shanghai Lidahang Real Estate Consulting Co. from 1993 to 1998. Mr. Zang received a bachelor’s degree from Fudan University and an EMBA degree from Shanghai Jiao Tong University in China.